                        Solarfun Power Holdings Co., Ltd
                                666 Linyang Road,
                        Qidong, Jiangsu Province, 226200
                           People's Republic of China

                                                               December 15, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
U.S.A.

                       Registration Statement on Form F-1
                        (Registration No. 333-139258) of
                        Solarfun Power Holdings Co., Ltd

Ladies and Gentlemen:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Solarfun Power Holdings Co., Ltd (the "Company") hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1, as amended prior to its effectiveness, so that it will become effective at 11:00 AM Eastern time on December 19, 2006 or as soon thereafter as is practicable.

     By this request, the Company confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, as they relate to the securities specified in the above-captioned registration statement, and acknowledges the following:

     1. should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     3. the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                    * * * * *



                                            Very truly yours,


                                            Solarfun Power Holdiongs Co., Ltd




                                            By:   /s/ Jianping Zhang
                                                 ------------------------------
                                                  Name:  Jianping Zhang
                                                  Title: Vice President



cc: Alan Seem
    Shearman & Sterling LLP

Goldman Sachs (Asia) L.L.C.
68(th) Floor, Cheung Kong Center
2 Queen's Road Central
Hong Kong

                                                               December 18, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


Re:   Solarfun Power Holdings Co., Ltd.
      Registration Statement filed on Form F-1
      Registration No. 333-139258

Ladies and Gentlemen,

     In accordance with the above-captioned Registration Statement, we wish to advise that between December 11, 2006 and the date hereof, 4,165 copies of the Preliminary Prospectus dated December 11, 2006 were distributed as follows:
1,658 copies to 1 prospective underwriter; 2,498 copies to 2,498 institutional investors; 0 copies to 0 prospective dealers; 0 copies to 0 individuals; 9 copies to 3 rating agencies and 0 copies to 0 others.

     We will comply, and we understand that the participating underwriters will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

     We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 11:00 a.m. EST on Tuesday, December 19, 2006, or as soon thereafter as practicable.




                                      Very truly yours,

                                      GOLDMAN SACHS (ASIA) L.L.C.

                                      As Representative of the Prospective
                                      Underwriters


                                      By:  /s/  Gigi Woo
                                         ---------------------------------------
                                          Name:  Gigi Woo
                                          Title: Executive Director and Counsel



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